RigNet, Inc.

1880 S. Dairy Ashford, Suite 300

Houston, Texas 77077

January 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	RigNet, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 8, 2012

Form 10-Q for the quarter ended September 30, 2012

Filed November 8, 2012

Form 8-K filed November 8, 2012

File No. 001-35003

Ladies and Gentlemen:

In response to the Staff’s letter to us dated December 20, 2012, we respectfully request an extension of the ten business day time period in which to respond to the Staff’s comments contained therein. RigNet, Inc. (the “Company”) intends to submit its responses to that letter by January 18, 2013.

If you have any questions regarding this request, please contact the Company’s outside counsel, Brian Fenske of Fulbright & Jaworski L.L.P., at (713) 651-5557 or me at (281) 674-0118.

Very truly yours,

RIGNET, INC.

By:	/s/ Martin Jimmerson
Martin Jimmerson
Chief Financial Officer